NASDAQ: IMRN
ASX: IMC

FY25 Results Presentation

Steven Lydeamore
Chief Executive Officer

29 August 2025



SAFE HARBOR STATEMENT

Certain statements made in this presentation are forward-looking statements and are based on Immuron's current expectations, estimates and projections. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "guidance" and similar expressions are intended to identify forward-looking statements.

Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron's control, including those risks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements.

The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

FY2025 results in this presentation are subject to audit review.



Executive summary

Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases

Company Overview

Three commercial products: Travelan® (traveller's diarrhoea), Protectyn® and ProIBS (irritable bowel syndrome)

Three clinical programs:
- Travelan®: IMC: Phase 2 CHIM trial (n=60)
- Travelan®: USU: Field Study (n=866)
- IMM-529 (CDI): IMC: preparing IND for Phase 2 trial (n=60)

Business Update

Commercial:

Continued quarter on quarter growth of Travelan®

ProIBS launch stock ordered

Clinical:

Travelan® (IMM-124E) Travelan® Uniformed Services University IMM-124E trial 100% of 866 participants have been randomized and deployed

Travelan® (IMM-124E) Travelan® Uniformed Services University IMM-124E trial topline results anticipated in **October 2025**

IMM-529 (CDI): Immuron anticipates submission of Investigational New Drug (IND) by end of **September 2025**

IMM-986 (VRE): Colostrum manufactured for preclinical studies; assay development in progress

Results, Upcoming Milestones & Outlook

FY25 Results:

FY25 Global Sales Revenue of A$7.3 million up 49% on prior year – North American Travelan® sales A$2.0 million up 76% on prior year

Profit[1] from Hyperimmune products for FY25 was A$1.35m, the same as FY24; FY25 increased selling & marketing investment A$1.4m

[1] *Segment reporting; excludes Research & Development and Corporate segments.*

Continued quarter on quarter growth of Travelan® from growth drivers

Australian launch of ProIBS 1Q CY2026

Clinical Development

Travelan® IMM-124E: 1H 2026: End of Phase 2 FDA meeting (Phase 2; n=60)

IMM-529 (CDI): Immuron anticipates FDA approval of IND in December 2025

Financial Snapshot

Shares on Issue	268,219,973
Total Options	13,540,315
Last Traded Price	IMC: A$0.068
52 week High/Low	IMC: A$0.11/0.054 IMRN: $2.87/1.50
Market Cap	IMC: A$18.23m
Cash & Term Deposit (30 June 2025) – Excludes A$2.8m raised from US placement (July 2025)	A$5.9m

Major Shareholders

Holder	Units	% of CSO
BNY Mellon Asset Management	113,417,824	42.29 %
Authentics Australia Pty. Ltd.	5,500,000	2.05 %
Grandlodge	3,846,712	1.43 %
Management & Board	**3,234,153**	**1.21 %**

immuron

1. FINANCIAL & OPERATIONAL HIGHLIGHTS

FY25 Financial Summary

Global Sales Revenue **$7.3m** ▲ **Up 49%**	**Australian Sales Revenue** **$5.3m** ▲ **Up 40%**	**North American Sales Revenue** **$2.0m** ▲ **Up 76%**
Gross Profit Margin **65.4%**	**EBITDA (ex-R&D)[1]** **$(3.1)m** ▲ **$2.1m improvement**	**Cash + Term Deposit** **$5.9m** (excludes A$2.8m raised from the US placement)[2]

*[1] ex-R&D: add back research & development, less R&D Tax Incentive and R&D grants; [2] 30 June 2025, as reported in Immuron's Appendix 4E (Cash $2.83m; Term Deposit $3.04m) and excludes the A$2.8m raised from the US placement of 32.9m shares at the AUD equivalent of $0.0824 per share conducted on the Nasdaq:IMRN completed 17 July 2025. The shares were purchased by US investors from Immuron's US At-The-Market (**ATM**) facility. The ATM facility has now been fully utilised.*

Travelan® continued strong sales growth

Global

- FY2025 AUD$7.3 million up 49% on prior year

Australia

- FY2025 AUD$5.2 million up 40% on prior year
- Secured core ranging in additional nine pharmacy banner groups

North America

- FY2025 AUD$2.0 million up 76% on prior year
- Strongest sales growth on amazon.com
- Secured distribution in ten pharmacy/grocery retailers in Canada



Global Year to Date Net Sales ($AUD)
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
Jul - Sep
Oct - Dec
Jan - Mar
Apr - Jun
FY24
FY25



Immuron Net Sales
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
FY22
FY23
FY24
FY25
Australia
North America

Commercial – Operational Highlights

	1H FY24	2H FY24	1H FY25	2H FY25 and Outlook
	Travelan® / Protectyn®			
Revenue	• $2.36m global sales • $1.87m Australia • $0.48m North America	• $2.55m global sales • $1.87m Australia • $0.67m North America	• $4.00m global sales • $2.89m Australia • $1.11m North America	• **$3.29m global sales** • **$2.36m Australia** • **$0.93m North America**
Marketing & Distribution				• **Australia: 3,700 pharmacies; 27m people** • **Canada: 10,000 pharmacies; 39m people** • **USA: 342m people**
	ProIBS			
Highlights			• Exclusive distribution of ProIBS® for the treatment of symptoms related to IBS in Australia and New Zealand.	• Purchase order placed with anticipated delivery in 3Q2025. Anticipated product launch in 1Q CY2026.

2. CLINICAL DEVELOPMENT PROGRAM

IMMURON

Revenue generating with a strong clinical development pipeline

Indication	30 August 2024	29 August 2025
Traveller's Diarrhoea	Travelan® (IMM-124E) Phase 2 Clinical study topline data reported in **March 2024**	Clinical study report submitted to FDA in **January 2025** Awaiting Travelan® Uniformed Services University clinical trial topline results (anticipated **October 2025**) before requesting end of Phase 2 meeting
	Travelan® Uniformed Services University clinical trial reaches **77%** recruitment of 866 patients	Travelan® Uniformed Services University clinical trial **100%** of participants have been randomized and deployed Quality review of study data initiated **October 2025** anticipated top line results
Clostridioides Difficile	IMM-529 pre-IND submission to the FDA in **July 2024**	Planning IMM-529 FDA IND submission by end of **September 2025** Anticipated IMM-529 FDA approval **December 2025**
Vancomycin Resistant Enterococci		New project (IMM-986) initiation of pre-clinical research collaboration with Monash University targeting Vancomycin Resistant Enterococci (VRE) Colostrum manufactured for preclinical studies. In Vitro method development initiated.

Status of product portfolio and key milestones

Indication	Compound	Peak U.S. sales	Preclinical	Phase 1	Phase 2	Phase 3	Registration	Collaborator or Funding Source	Current Status	Anticipated Dates	
										2H 2025	1H 2026
Traveller's Diarrhoea	Travelan®	US$ 102 m						Uniformed Services University	100% of 866 participants recruited	Topline Data	
	IMM-124E							MTEC Medical Technology Enterprise Consortium	Completed		End of Phase 2 FDA meeting
Clostridioides Difficile	IMM-529	US$ 400 m						MONASH University	Pre-IND submission to FDA	IND submission to FDA	IND FDA approval (31 December 2025)
Vancomycin Resistant Enterococci	IMM-986							MONASH University	Manufacturing completed	Preclinical activities	In Vitro and In Vivo Preclinical data

3. UPCOMING MILESTONES & OUTLOOK

IMMURON

Upcoming Milestones & Outlook

Commercial

- Continued quarter on quarter growth of Travelan® from growth drivers
- Australian launch of ProIBS in Q1 CY2026
- Planned growth in profitability[1] of Hyperimmune products net of planned increased investment in selling & marketing

Clinical

IMM-124E (Travelan®): Traveller's Diarrhoea

- IMM-124E: completed 100% recruitment, randomization and deployment (Phase 4; n=866)
- IMM-124E: October 2025: Topline data (Phase 4; n=866)
- IMM-124E: 1H 2026: End of Phase 2 FDA meeting (Phase 2; n=60)

IMM-529: Clostridioides difficile infection (C.diff, CDI)

- IMM-529: 30 September: FDA IND Submission
- IMM-529: 31 December: FDA IND Approval

[1] *Segment reporting; excludes Research & Development and Corporate segments.*


immuron



IMMURON

STEVEN LYDEAMORE
CHIEF EXECUTIVE OFFICER
IMMURON LIMITED

CONTACT INFORMATION:

EMAIL: STEVE@IMMURON.COM

PHONE: AUSTRALIA: +61 438 027 172